NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2006	December 31, 2005
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,452,529	2,526,017

Total Diluted Shares	2,471,365	2,556,492

Net Income	$417,356	$1,071,196

Basic Earnings Per Share	$0.17	$0.42

Diluted Earnings Per Share	$0.17	$0.42

	Six Months Ended	Six Months Ended
	December 31, 2006	December 31, 2005
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,450,646	2,524,335

Total Diluted Shares	2,470,994	2,555,845

Net Income	$872,023	$2,113,293

Basic Earnings Per Share	$0.36	$0.84

Diluted Earnings Per Share	$0.35	$0.83